March 23, 2021

Robinhood Markets, Inc.
Draft Registration Statement on Form S-1
Submitted March 22, 2021
CIK No. 0001783879

Ladies and Gentlemen:

Robinhood Markets, Inc. (the “Company”) has confidentially submitted on March 22, 2021, via EDGAR, to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), a Draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the Company’s initial public offering of its common stock, for non-public review by the staff of the SEC prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.  The Company also undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

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Should you have any questions or comments concerning the Registration Statement or this letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

CONFIDENTIAL SUBMISSION VIA EDGAR

Copies to:

Daniel Gallagher, Chief Legal Officer
Christina Y. Lai, VP, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel, Corporate
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025

VIA E-MAIL